Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
April 28, 2023

MARCH 2023 QUARTERLY REPORT

IperionX Limited (“IperionX”) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended March 31, 2023. Highlights during the quarter included:

IperionX & Canyon Bicycles partnership

◾
IperionX and Canyon Bicycles (“Canyon”) have partnered to develop a more sustainable titanium supply chain for the bicycle industry through the production of bicycle components using IperionX’s 100% recycled and low-carbon titanium.

◾
Canyon is an award winning bicycle manufacturer with a strong reputation for true innovation, implementing leading technologies, clean and clear design as well as the highest standards in quality and service.

◾
The parties have agreed upon an initial project to prototype Canyon bicycle parts, including for bicycle frames, using IperionX’s 100% recycled titanium produced by IperionX via additive manufacturing methods.

◾	Upon successful completion of the initial prototyping, Canyon and IperionX intend to negotiate an agreement for larger scale production.

◾	The global bicycle industry is a large, growing market with around 1.3 billion adults riding bikes, total sales of ~US$70 billion in 2021 and the market projected to grow to ~US$85 billion in 2025.

IperionX wins U.S. Air Force titanium recycling challenge

◾	IperionX won the Air Force Research Laboratory (“AFRL”) Grand Challenge, hosted by the National Security Innovation Network.

◾
The AFRL Grand Challenge involved selecting the most commercially promising technology for producing titanium metal powders from scrap titanium and rejuvenating out-of-spec titanium powders for use in additive manufacturing.

◾
Winning the prestigious AFRL Grand Challenge validates the commercial and technical superiority of IperionX’s patented technologies to produce circular, low-carbon and lower-cost titanium metal powders.

◾
Additive manufacturing, or 3D printing, is a critical technology for the U.S. Air Force to manufacture novel and complex geometry titanium alloy parts, including for aerospace and hypersonic missile applications.

IperionX and Carver Pump to produce titanium parts for the U.S. Navy

◾	IperionX and Carver Pump, a leading American manufacturer of specialized high performance centrifugal pumps since 1938, partnered to produce titanium parts for the U.S. Navy.

◾
Titanium is prized by the U.S. Navy for its exceptional corrosion resistance and is used extensively across all major pump applications, with titanium components typically manufactured via titanium casting methods.

◾
Many titanium casting operations in the U.S. have closed, and castings for pumps are currently sourced through an insecure supply chain constrained by higher costs, long lead times, and foreign control.

◾
IperionX will use titanium scrap sourced domestically, including from the U.S. Navy, to recycle into high quality titanium to additively manufacture prototype titanium pump components. Carver Pump will lead the qualification of these new titanium components for use by the U.S. Navy.

◾
IperionX’s planned Titanium Demonstration Facility in South Boston, VA is uniquely positioned to support the U.S. Navy located within 3 hours from the major U.S. Navy shipbuilding center of Norfolk, VA and just 25 miles from the U.S. Navy’s recently opened ‘Additive Manufacturing Center of Excellence’ in Danville, VA.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX and SLM solutions announce MOU

◾	IperionX announced a strategic MOU with metal 3D printing technology leader SLM Solutions for their proprietary, low carbon, recycled titanium powder.

◾
SLM is a leading international provider of industrial metal 3D printing machines, having invented selective laser melting and pioneered metal additive manufacturing using metal powders via the Laser Powder Bed Fusion additive manufacturing modality.

◾
SLM recognizes the commercial, technical and sustainability advantages of IperionX’s fully circular titanium metal powder and it will be a valuable addition to SLM’s open architecture materials offering that has the largest metal portfolio of any metal additive manufacturing (AM) company.

◾
IperionX acquired two SLM additive manufacturing machines in 2022 (SLM®125 / SLM®280) which can prototype, qualify and produce titanium components for customers that demand traceable, low carbon and circular titanium for their product range.

Appointment of Harold Sears as additive manufacturing Senior Advisor

◾	Mr. Sears has over 32 years of experience in rapid manufacturing technologies, with 29 years in additive manufacturing, including a career at Ford Motor Company.

◾
Mr. Sears a proven ability to develop and implement additive manufacturing processes for commercial parts and prototypes, including scaling them for high-volume automotive production and rapid prototyping.

◾	Mr. Sears will guide the expansion of IperionX’s additive manufacturing capabilities across production modalities.

For further information and enquiries please contact:

investorrelations@iperionx.com

+1 704 461 8000

IPERIONX AND CANYON BICYCLE PARTNERSHIP

During the Quarter, IperionX announced that the Company partnered with Canyon Bicycles GmbH (“Canyon”) to develop a more sustainable titanium supply chain for the bicycle industry through the production of bicycle components using IperionX’s 100% recycled and low-carbon titanium.

Canyon is an award-winning bicycle manufacturer with a strong reputation for true innovation, implementing leading technologies, clean and clear design as well as the highest standards in quality and service. The potential to develop bicycle components utilizing IperionX’s 100% recycled titanium is aligned to its ambitions to drive the use of innovative material in the production process, and to match that with its environmental goals.

Canyon has previously shown its credentials in this area by investigating cradle-to-cradle production principles and is researching how to integrate similar approaches across advanced materials and future manufacturing platforms.

IperionX is working closely with Canyon’s product development and ESG teams to produce bicycle components using IperionX’s low-carbon, recycled titanium metal powders via additive manufacturing methods. The parties have agreed upon an initial project to prototype Canyon bicycle parts, including for bicycle frames, using IperionX’s 100% recycled titanium produced by IperionX via additive manufacturing methods. The term of this initial agreement is until June 30, 2025. Upon successful completion of the initial prototyping, Canyon and IperionX intend to negotiate an agreement for larger scale production.

Titanium as a frame material has a premium and desirable position for bicycle consumers, being both very strong and lightweight, including around half the weight of steel, as well as being extremely corrosion resistant, removing the requirement for paint as a corrosion inhibitor. However, until now, its utilization in bike components has been limited by its high cost compared to materials such as carbon frames, as well as the high-carbon footprint of the current titanium supply chain, which is based on the energy-intensive Kroll process.

The global bicycle industry is a large, growing market with around 1.3 billion adults riding bikes, total sales of ~US$70 billion in 2021 and the market projected to grow to ~US$85 billion in 2025. Mountain bikes, gravel bikes, road bikes and hybrids, make up ~60% of global bike sales by unit, and ~70% of sales in the highly valuable European and North American markets. The high-end sector of this market, the focus of Canyon’s product offering, has a very large market size of ~US$18 billion, expected to grow to ~US$30 billion in 20301.

IPERIONX WINS U.S. AIR FORCE TITANIUM RECYCLING CHALLENGE

IperionX announced that it was the winner of the U.S. Department of Defense’s National Security Innovation Network (“NSIN”) Air Force Research Laboratory (“AFRL”) Grand Challenge contract. As a result, IperionX will be eligible to produce titanium metal powders from scrap materials and rejuvenate used or out-of-specification titanium powder for the AFRL.

Winning the Grand Challenge, against a field of leading titanium industry participants, is an important validation of IperionX’s patented technologies to produce circular, low-carbon and lower cost titanium metal from 100% recycled titanium scrap or out-of-specification titanium powder feedstocks.

The U.S. Air Force and U.S. Department of Defense are accelerating the use of additive manufacturing to reduce long lead cycle times and to produce large volumes of complex parts for advanced weapons systems.

Only 20%-40% of titanium powder used in additive manufacturing ends up in fabricated parts. Titanium metal powders are typically reused only a limited number of times before the quality is compromised by elevated contaminant levels or inferior powder morphology. Out-of-specification titanium powders increase the probability of defects and jeopardize the structural integrity of additively manufactured components.

Titanium metal produced by the current “Kroll Process” is high carbon, energy intensive and expensive. Leading companies across the defense, automotive, consumer electronics and luxury goods sectors want to source low carbon, low-cost titanium from traceable recycled sources. IperionX’s patented technologies offer a pathway to  significantly lower cost, and lower carbon, titanium metal powders for titanium components in these industries.

1 Global Bike & Bike Accessories Market, PWC, 2022

The patented technologies were developed by Dr. Zak Fang, an American Professor of Metallurgical Engineering at the University of Utah, and uniquely position IperionX to upcycle a wide variety of low-grade, high oxygen content titanium scrap which has historically been downcycled to lower value markets. IperionX is able to achieve greater yields of nearly 100% from low-grade scrap without the need for blending the scrap with high-grade primary metal.

Winning the Grand Challenge also complements IperionX’s project with Materials Resources, LLC to qualify titanium alloy powders for the U.S. Navy and test titanium flight critical metal replacement components for the U.S. Department of Defense.

IPERIONX AND CARVER PUMP TO PRODUCE TITANIUM PARTS FOR THE U.S. NAVY

IperionX announced that it partnered with Carver Pump (“Carver”) to use IperionX’s patented and award-winning titanium technologies to additively manufacture titanium pump components for the U.S. Navy. Carver will design the titanium pump components, guide IperionX on prototyping, and lead the qualification of these titanium pump components for the U.S. Navy.

Carver is the leading American designer and manufacturer of high-performance centrifugal pumps that have been used in every major U.S. Navy shipbuilding program for the past 60 years. The U.S. Navy prizes titanium pumps for their exceptional corrosion resistance, and they are used across a wide range of naval applications including fire suppression, seawater cooling, main propulsion seawater, bilge, and desalination.

The U.S. has no domestic capacity to manufacture the large titanium castings required for high performance centrifugal pumps, and this has led to long lead times for new pump components sourced from a foreign controlled supply chain that exploits high cost and carbon intensive titanium metal.

IperionX’s lower cost, lower carbon, U.S. titanium powders can be used to additively manufacture these specialized titanium pump components, and this provides the U.S. Navy with the capability to significantly reduce lead times for critical parts, increase equipment availability, and sustainably re-shore a critical U.S. titanium metal supply chain.

The U.S. Navy’s, Naval Sea Systems Command (“NAVSEA”) has developed additive manufacturing processes for over 500 approved parts used in U.S. ships and submarines. The Governor of Virginia and the U.S. Navy are accelerating efforts to scale additive manufacturing, having recently opened the ‘Additive Manufacturing Center of Excellence’ in Danville, VA, located just 25 miles from the site of IperionX’s new Titanium Demonstration Facility in South Boston, VA.

Figure 1: USS Gerald R Ford in dry dock in Newport News, VA & Carver Pump M-Series ASTM F998 Close-Coupled Centrifugal Pump

IPERIONX AND SLM SOLUTIONS ANNOUNCE MOU

IperionX announced the signing of a non-binding memorandum of understanding (“MOU”) with SLM Solutions Group AG (“SLM” or “SLM Solutions”), a global leader in metal additive manufacturing systems, for the potential supply of spherical titanium metal powders from IperionX’s planned Titanium Demonstration Facility (“TDF”) in Virginia to SLM.

SLM is a leading international provider of metal 3D printing solutions serving customers with an installed base of over 850 systems and 1,400 lasers globally, having invented selective laser melting and pioneered metal additive manufacturing using metal powders via the Laser Powder Bed Fusion additive manufacturing modality.

This MOU could offer the first 100% recycled titanium metal powders to SLM’s extensive global customer base.  IperionX’s unique titanium technologies allow the production of high-quality titanium powders from 100% recycled titanium feedstocks and significantly reduce the carbon footprint and environmental impact of titanium.

APPOINTMENT OF HAROLD SEARS AS ADDITIVE MANUFACTURING SENIOR ADVISOR

During the quarter IperionX announced the appointment of Harold Sears as Additive Manufacturing Senior Advisor. IperionX’s lower cost, lower carbon and circular titanium metal powder is expected to be a critical input to manufacturing a wide range of specialized titanium components. Mr. Sears’ appointment as Senior Advisor will increase IperionX’s technical capability to rapidly additively manufacture high-quality, low-cost prototype and production titanium components for advanced industries.

Mr. Sears brings over 32 years of experience in rapid manufacturing technologies, including 29 years in additive manufacturing. This includes a highly distinguished career at Ford Motor Company (NYSE: F) where he held the role of Technical Leader of Ford’s Additive Manufacturing Technologies, and led a large team of additive manufacturing engineers, specialists, and operators to accelerate the integration of additive manufacturing technologies into Ford’s manufacturing environment. He has a proven capability to develop and implement additive manufacturing processes that leverage state-of-the-art technologies for the production of commercial parts and prototypes. He has significant experience in scaling additive manufacturing technologies for high-volume automotive production parts and to deliver rapid prototypes for new product development and manufacturing tooling try-outs.

Mr. Sears will play a key role in guiding the expansion of IperionX’s additive manufacturing capabilities across a range of production modalities. A large number of leading companies in the automotive, consumer electronic, bicycle and defense sectors are accelerating the use of additive manufacturing to improve sustainability, reduce long lead times and to rapidly produce large volumes of low cost, complex parts. IperionX currently has two Laser Bed Powder Fusion printers and one Binder Jet printer that are used to rapidly prototype titanium components to optimize final design, and to print production series parts for potential customers.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Project

At March 31, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands (“HMS”), rich in minerals critical to the U.S, including titanium, rare earth minerals, high grade silica sand and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow us to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining properties – Milford Project

At March 31, 2023, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the Company made the following payments in relation to mining exploration activities.

Activity	US$000
Drilling and assaying	(11)
Metallurgical test work	(25)
Geological consultants	(36)
Permitting	(89)
Technical studies	(60)
Field supplies, vehicles, travel and other	(76)
Total as reported in Appendix 5B	(297)

There were no mining or production activities or expenses during the quarter.

Related party payments

During the quarter, the Company made payments of approximately US$104,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, superannuation contributions.

ABOUT IPERIONX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX holds an exclusive option to acquire breakthrough titanium technologies that can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	31 March 2023

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	6
1.2	Payments for
	(a) exploration & evaluation	(297)	(2,105)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(2,378)	(4,766)
	(e) administration and corporate costs	(623)	(2,471)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	3	50
1.5	Interest and other costs of finance paid	(21)	(21)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) business development	(141)	(780)
	(b) research & development	(836)	(1,884)
1.9	Net cash from / (used in) operating activities	(4,293)	(11,971)

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (9 months) USD$’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(65)	(584)
	(c) property, plant and equipment	(381)	(1,670)
	(d) exploration & evaluation	-	-
	(e) investments	-	-
	(f) other non-current assets	(1,500)	(1,500)
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(1,946)	(3,754)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	16,118
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	62	184
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(4)	(988)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	58	15,314

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows	Current quarter USD$’000	Year to date (9 months) USD$’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11,439	5,659
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,293)	(11,971)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,946)	(3,754)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	58	15,314
4.5	Effect of movement in exchange rates on cash held	1	11
4.6	Cash and cash equivalents at end of period	5,259	5,259

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	5,141	10,916
5.2	Call deposits	118	523
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5,259	11,439

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(104)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,293)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(4,293)
8.4	Cash and cash equivalents at quarter end (item 4.6)	5,259
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	5,259
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.2

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Yes.

8.8.2.     Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Yes. The Company’s continuing operations remain dependent upon raising additional funding through equity or other financing means. The Company is assessing its options to raise additional funding to pursue the development of its projects.

	8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Yes. The Company expects that it will raise additional funding as required to pursue the development of its projects. In the meantime, the Company is managing its expenditures to ensure that it can continue its operations and to meet its business objectives.

	Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	April 28, 2023

Authorised by:	Company Secretary
(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.